Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES A NON-VOTING CONVERTIBLE PREFERRED STOCK

OF

AZIO AI HOLDINGS, INC.

PURSUANT TO SECTION 151 OF THE

DELAWARE GENERAL CORPORATION LAW

Azio AI Holdings, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), as amended, authorizes the issuance of Five Million (5,000,000) shares of preferred stock, $0.00001 par value per share, and expressly vests in the Board of Directors of the Corporation (the “Board of Directors”) the authority to issue any or all of said shares in one or more series and by resolution or resolutions to establish the number and to fix the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of each series to be issued;

WHEREAS, pursuant to this authority, the Board of Directors previously established the number and fixed the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions of the Corporation’s Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred Stock”), consisting of 973,450 shares as evidenced by the Certificate of Designation of Preferences, Rights and Limitations of Series A Non-Voting Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on July 2, 2026 (the “Existing Certificate”); and

WHEREAS, the Board of Directors duly adopted the following resolution removing a tender offer by any Person other than the Corporation from the definition of Fundamental Transaction in Section 7.2, subsection (C) of the Existing Certificate and approving the form of this amendment to the Existing Certificate set forth below.

RESOLVED, that Section 7.2 of the Existing Certificate shall be amended to read as follows:

Fundamental Transaction. If, at any time while this Series A Non-Voting Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale, lease, transfer or exclusive license of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer by the Corporation is completed pursuant to which more than 50% of the Common Stock not held by the Corporation is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7.1 above) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of this Series A Non-Voting Preferred Stock, and subject to receipt of the Stockholder Approval as set forth herein, the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series A Non-Voting Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new certificate of designations with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7.2 and insuring that this Series A Non-Voting Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Amendment as of the 15th day of September, 2026.

AZIO AI HOLDINGS, INC. /s/ Chris Young Chris Young, Chief Executive Officer